Exhibit 3.3
CERTIFICATE OF AMENDMENT
OF THE
FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CARDTRONICS, INC.
     Cardtronics, Inc. (the “Company”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (“DGCL”), hereby certifies that:
     FIRST: The board of directors of the Company, in accordance with Section 242 of the DGCL, duly adopted resolutions proposing and declaring advisable to the holders of the Company’s outstanding Series B Convertible Preferred Stock, being the holders of all of the shares of capital stock of the Company entitled to vote on such amendment, the adoption of the following amendment to the First Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”):
Section C.5(a) of Article FOURTH of the Certificate of Incorporation is hereby amended and restated to read as follows:
"(a) Optional Redemption; Redemption Date. The Majority Holders may elect to have all (but not less than all) of the outstanding shares of Series B Preferred Stock redeemed by the Corporation at any time on or after the Earliest Series B Redemption Date. The “Earliest Series B Redemption Date” shall mean the earlier of (i) December 16, 2013 and (ii) the date that is 123 days after the first day that none of the Company’s 9.250% Senior Subordinated Notes due 2013, issued pursuant to that Indenture dated August 12, 2005 (the “Notes”), are outstanding, but in no event earlier than February 10, 2012. In the event the Majority Holders elect to have all of the shares of Series B Preferred Stock redeemed in accordance with this Section 5(a), subject to the remaining provisions of this Section 5, the Corporation shall redeem all (but not less than all) of the outstanding shares of Series B Preferred Stock, out of funds legally available therefor. Any election by the Majority Holders pursuant to this Section 5(a) shall be made by written notice to the Corporation and the other holders of Series B Preferred Stock at least ninety (90) days prior to the elected redemption date (the “Series B Redemption Date”) (which, for the avoidance of doubt, may be as early as ninety (90) days prior to the Earliest Series B Redemption Date). Upon such election, all holders of Series B Preferred Stock shall be deemed to have elected to have their shares of Series B Preferred Stock redeemed pursuant to this Section 5(a) and such election shall bind all holders of Series B Preferred Stock. Notwithstanding anything to the contrary contained herein, each holder of shares of Series B Preferred Stock shall have the right to convert their Series B Preferred Stock into Common Stock pursuant to Section 6 at any time prior to the actual redemption of the Series B Preferred Stock by the Corporation.”
Section C.5(d) of Article FOURTH of the Certificate of Incorporation is hereby amended and restated to read as follows:
     ”(d) Interest. If any shares of Series B Preferred Stock are not redeemed on or before February 10, 2012, interest shall accrue on the Series B Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to ten percent (10%) (with such per annum rate increased by 0.50% at the end of each three (3) month period thereafter until the Series B Redemption Price, and any interest thereon, is paid in full, but with such aggregate per annum rate not to exceed fifteen percent (15%)), with such interest to accrue daily in arrears and to be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the “Maximum Permitted Rate”). Any interest that accrues pursuant to this provision shall be added to the Series B Preference Amount and shall be payable only upon the redemption of the Series B Preferred Stock pursuant to an election by the Majority Holders to cause the outstanding shares of Series B Preferred Stock to be redeemed in accordance with Section C.5(a) hereof. In the event that fulfillment of any provision hereof results in such rate of interest being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Series B Redemption Date to the extent permitted by law.”
     SECOND: The foregoing amendment to the Certificate of Incorporation was duly adopted and approved by the written consent of the majority of the stockholders of all of the shares of capital stock of the Company entitled to vote thereon in accordance with the provisions of Section 228(a) and Section 242 of the DGCL.
     IN WITNESS WHEREOF, Cardtronics, Inc. has caused this certificate to be executed by the undersigned this 9th day of August, 2005.

CARDTRONICS, INC.
By:	/s/ Michael E. Keller
	Name:	Michael E. Keller
	Title:	Secretary

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